Mail Stop 4561
									January 25, 2006

Mr. Anthony Biele
Chief Financial Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive
# 110
Calabasas, CA 91302

      Re:	PracticeXpert, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 000-30583

Dear Mr. Biele:

      We have reviewed your response letter dated November 10,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10QSB for the quarter ended March 31, 2005

Note 7 - Acquisition, page 9

1. We note in your response to comment 11 that you have recorded the warrants issued to PI (Cayman) Limited at fair value on the company`s books at the inception of the $2 million revolving line of credit from Citibank, N.A. Please additionally tell us the fair value of the warrants, how the fair value was determined, and the line items in your financial statements where you have recorded the fair value of the warrants and the offsetting fee to PI (Cayman) Limited.

Form 10QSB for the quarter ended June 30, 2005

Note 2 - Intangible Assets, page 7

2. We note that you have disclosed your accounting policy for testing your intangible assets and long-lived assets for impairment, but have not yet updated your accounting policy for goodwill impairment. Please explain to us and expand your disclosure to provide a description of how you test your goodwill for impairment.

Note 7 - Acquisition, page 10

3. We note that upon the purchase of PracticeOne you assumed the subsidiary`s majority shareholder`s advances and loans amounting to
$4,000,000 bearing no interest and carrying a five year term. The note was convertible into the company`s common stock at a conversion price of $0.40 per share at any time at the option of the company and at anytime on or following the 181st calendar day after the closing date at the option of the majority shareholder. We also note that you elected to convert this note to common stock on June 30, 2005 and recorded a gain of $3,300,000. Please tell us how you determined the fair value of the note when allocating the purchase price of PracticeOne to the assets acquired and liabilities assumed in January
2005. Please be sure to tell us what consideration you gave to the market price of your company`s common stock when considering the effect of the conversion feature on the fair value of the note.








Form 8-K dated January 16, 2006

4. We note that you received notice of termination of the asset-based financing revolving credit facility with Meridian Commercial Healthcare Finance LLC on January 13, 2006. We also note that you issued 900,000 warrants to Meridian Commercial Healthcare in June 2005 in connection with obtaining this revolving credit facility. Please tell us how you recorded these warrants when they were issued.
Please be sure to include the fair value of the warrants, how the fair value was determined, and where the offset to these warrants is recorded in your financial statements in your response.

Form 8-K dated December 31, 2005

5. You disclosed that you recorded a write-off of goodwill and other intangible assets of approximately $750,000 in connection with the sale of your medical transcription business on December 31, 2005. Please tell us what the remaining goodwill on your books relates to and how you determined that no further impairment exists in light of the continuing losses and negative operating cash flows of your company.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3498 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant



??

??

??

??

Mr. Anthony Biele
PracticeXpert, Inc.
January 25, 2006
Page 1